UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant's name into English)

Am Strande 7

18055 Rostock

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Explanatory Note

On September 19, 2024, Centogene N.V. (the “Company”) filed a Report on Form 6-K (“Original Form 6-K”) reporting receipt of notice from EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) of EY’s decision to decline to stand for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024. On September 19, 2024, the Company provided a copy of the filing to EY, and requested that they furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether they agreed with the statements made by the Company in the Form 6-K, and, if not, stating the respects in which they did not agree. At the time, the Company filed the Original Form 6-K the Company had not received the requested letter from EY. The Company is filing this First Amended Form 6-K/A to include EY’s letter to the SEC dated September 19, 2024, which is attached hereto as Exhibit 99.1.

Changes in Registrant’s Certifying Accountant.

EY’s reports on the financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that EY’s report for the fiscal years ended December 31, 2023 and 2022 contained a separate paragraph stating that the Company has suffered recurring losses from operations since inception and substantial doubt exists about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period beginning January 1, 2024 and ended September 13, 2024, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with EY’s report, and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses identified in the Company’s internal controls over financial reporting. Such material weaknesses were previously disclosed in the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The Company provided EY with a copy of the Original Form 6-K prior to its filing with the SEC and requested that EY furnish the Company with a letter addressed to the SEC stating whether EY agrees with the above statements. A copy of EY’s letter to the SEC dated September 19, 2024, is attached hereto as Exhibit 99.1.

The Company's Audit Committee intends to select and retain an accounting firm to provide audit services to the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Letter from EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft to the Securities and Exchange Commission, dated September 19, 2024.

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